Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Lanefinder Holdings, Inc.
412 East Madison, Suite 1200
Tampa, Florida 33602
https://lanefinder.com

Up to $1,234,999.95 in Class B Common Stock at $0.15
Minimum Target Amount: $123,999.90

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Lanefinder Holdings, Inc.
Address: 412 East Madison, Suite 1200, Tampa, Florida 33602
State of Incorporation: DE
Date Incorporated: December 27, 2024

Terms:

Equity

Offering Minimum: $123,999.90 | 826,666 shares of Class B Common Stock
Offering Maximum: $1,234,999.95 | 8,233,333 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $0.15
Minimum Investment Amount (per investor): $349.95

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 5% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 10% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 10% bonus shares

Early Bird 4: Invest $25,000+ within the first 2 weeks | 15% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 20% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $500+ | Get an exclusive Lanefinder keychain and our monthly investors' newsletter.

Tier 2 Perk: Invest $1,000+ | Receive 2%

Tier 3 Perk: Invest $5,000+ | Receive 4% bonus shares and an invitation to our annual virtual roundtable with the CEO.

Tier 4 Perk: Invest $10,000+ | Receive 8% bonus shares

Tier 5 Perk: Invest $25,000+ | Receive 10% bonus shares and a personalized thank-you video from our team.

Tier 6 Perk: Invest $50,000+ | Receive 15% bonus shares and a VIP dinner with the Lanefinder executive team (travel and lodging not included)

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Lanefinder will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $.15 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $15. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus, the Loyalty Bonus, and the Audience Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Corporate History and Transition

Lanefinder Holdings Inc., a Delaware corporation formed in 2024, is the parent company of four wholly-owned subsidiaries, including Lanefinder AB (a Swedish entity focused on research and development), YouCruit US Holding LLC, Lanefinder Workforce Solutions LLC, and YouCruit LLC. The formation of Lanefinder Holdings Inc. and its subsidiaries followed the acquisition of key assets from the bankruptcy estate of YouCruit AB, a Swedish entity, in 2024.

Prior to its bankruptcy, YouCruit AB developed and operated a recruitment platform for truck drivers in the United States, marketed under the "Lanefinder" brand. Although YouCruit AB achieved some traction in the U.S. market, its business model was unable to scale profitably. In 2022, YouCruit AB reported gross revenue of approximately €1 million but experienced significant financial losses of nearly €6 million, with a monthly burn rate of over €250,000. The company was unable to secure sufficient additional capital to sustain operations, leading to its bankruptcy filing in 2024.

Lanefinder Holdings Inc., formed in 2024, was established to acquire and build upon the assets of YouCruit AB, a former HR Tech company specializing in job and applicant tracking software, including for the trucking sector. When YouCruit AB faced financial challenges that led to its bankruptcy in 2024, Lanefinder Holdings Inc. acquired its intellectual property, client relationships, user base, SEO foundation, and industry brand.

With these assets, Lanefinder has introduced Lanefinder Connect, an AI-Agent powered platform designed to enhance job searching for drivers by delivering tailored opportunities and improving connections between drivers and carriers. By integrating AI technology into its platform, Lanefinder aims to provide innovative solutions within the U.S. trucking recruitment market. For additional details, please refer to our Form C.

Asset Acquisition and Formation of Lanefinder AB and Lanefinder Holdings Inc.

In 2024, a minority shareholder of YouCruit AB established Lanefinder AB to acquire key assets from YouCruit AB's bankruptcy estate. These assets included the proprietary recruitment platform, customer relationships, and intellectual property. Subsequently, Lanefinder Holdings Inc. was formed as the parent company to consolidate ownership of the acquired assets and manage operations across its U.S. and Swedish subsidiaries. As of January 2025, Lanefinder Holdings Inc. owns 100% of its four subsidiaries and operates the Lanefinder platform in the U.S. trucking industry.

Value Proposition and Strategic Direction

The assets acquired from the bankruptcy estate of YouCruit AB provide a foundation for Lanefinder Holdings Inc. to develop a sustainable and scalable business. Under new management, the company has refined its business strategy to address the challenges faced by YouCruit AB, with a focus on improving operational efficiency, reducing costs, and further developing its proprietary technology. The management team believes that these changes, combined with the platform's existing customer base and market potential, position Lanefinder Holdings Inc. for future growth.

Company Overview

Lanefinder is a job platform tailored specifically for the trucking industry, solving key challenges faced by both truck drivers and trucking companies. We simplify and transform the hiring process to make it transparent, efficient, and driver-first.

Truck drivers have long struggled with job ads they don't trust, endless browsing on traditional job boards, and time-consuming application processes. Lanefinder 2.0, also known as Lanefinder Connect, is a groundbreaking leap forward that addresses these challenges and revolutionizes the job search experience.

While Lanefinder.com was a leader in improving how drivers found jobs—offering faster, more intuitive search filters than traditional job boards—it was still playing in the same arena. Lanefinder Connect distances itself entirely from traditional job boards, introducing a new era of job search.

Lanefinder Connect changes everything by providing direct access to nearly every trucking company in America and empowering drivers to connect directly with drivers who work there. This innovative approach allows drivers to ask real questions—such as salary expectations or work conditions—and receive honest answers from peers, not recruiters. It forces companies to act in good faith, knowing that their reputation is shaped by their drivers' voices.

Lanefinder Connect also eliminates traditional inefficiencies. Drivers no longer need to spend 30 minutes filling out an application just to connect with a company. Instead, they can establish trust first, then decide to apply—saving time and empowering them to make confident, informed decisions.

Our business model focuses on charging companies for premium placements and per-application fees while maintaining a completely driver-first platform to foster trust and repeat engagement. We aim to align the interests of drivers and companies, building lasting relationships that benefit both.

For over 25 years, job boards have remained largely unchanged, failing to meet the evolving needs of drivers. Lanefinder Connect is to job search what e-commerce was to retail—a transformative step into the future. With conversational AI and a driver-first approach, Lanefinder Connect redefines how drivers find jobs and how companies connect with talent.

Just as AI is about to change how people search for information, Lanefinder Connect is leading the charge in revolutionizing how drivers find jobs and get hired. By combining conversational AI with driver-first transparency, we are creating a platform that empowers drivers and reshapes the trucking industry for decades to come.

Competitors and Industry

The Market

The trucking industry is the backbone of the U.S. economy, generating $940 billion annually. Within this, the truck driver hiring and recruiting market is a $12.7 billion opportunity, driven by 90% annual driver turnover and the increasing demand for qualified drivers.

With 3.5 million drivers in the U.S. and the industry's reliance on outdated, inefficient recruitment methods and outdated job boards, the market is ripe for disruption. Lanefinder Connect is uniquely positioned to drive this transformation, leveraging its innovative approach and proven platform.

Lanefinder is targeting the U.S. truck driver recruitment market, addressing the industry's significant turnover rates. According to the American Trucking Association (ATA), large truckload carriers experience annual driver turnover rates of approximately 89% (https://www.trucking.org/news-insights/truth-about-trucking-turnover). With over 3.5 million truck drivers employed in the U.S. as of 2023 https://www.trucking.org/news-insights/truth-about-trucking-turnover), this high turnover translates to a substantial demand for recruitment services.

Unlike traditional job boards, Lanefinder leverages a driver-first approach with a pay-per-hire model, offering unparalleled transparency and efficiency in matching drivers with companies.

Current Stage and Roadmap

Lanefinder Connect was launched as a closed beta in the summer of 2024 and has remained in closed beta since. Lanefinder generates approximately $30,000 per month in revenue. Over 8,500 trucking companies have accounts on the previous Lanefinder platform, and approximately 200,000 drivers are part of our network, demonstrating substantial reach and paving the way for attention to Lanefinder Connect.

Lanefinder Connect represents the future of the Lanefinder brand. It is poised to redefine the job search experience as we transition from beta to full-scale rollout. With an established brand name, strong industry recognition, and deep connections within the trucking community—both among drivers and companies—Lanefinder Connect starts at the finish line, ready to rapidly drive growth and reshape the future of trucking job search.

Lanefinder has already made significant progress, demonstrating the need for a better solution:

- Over 200,000 drivers matched through our existing platform, Lanefinder.com.

- 15,000 active users monthly leveraging Lanefinder to find tailored opportunities.

- Generating $30,000 in monthly revenue through our success-based Pay Per Hire model.

- Backed by $1.2 million in funding, driving the creation and launch of Lanefinder Connect.

- Leveraging a strong established SEO presence, driving consistent organic traffic and user engagement—all without spending on marketing.

The Team

Officers and Directors

Name: Mats Erik Holmback

Mats Erik Holmback's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer & Director
  Dates of Service: June, 2024 - Present

Responsibilities: As the Co-Founder and CEO of Lanefinder, I oversee the company's strategic vision, operations, and growth initiatives. My role involves driving innovation, building partnerships, and leading the team to revolutionize the trucking industry's job search experience. Mats currently receives salary compensation of $96,000 for this role.

Other business experience in the past three years:

- Employer: YouCruit AB
  Title: CEO
  Dates of Service: April, 2012 - June, 2024
  Responsibilities: As CEO of YouCruit AB, I led the company in developing innovative applicant tracking system software tailored for various industries.

Name: Måns David Holmgren

Måns David Holmgren's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Financial Officer & Director
  Dates of Service: June, 2024 - Present
  Responsibilities: Responsible for finance and admin for the group. Måns currently receives salary compensation of $85,000 for this role.

Other business experience in the past three years:

- Employer: Youcruit
  Title: CFO
  Dates of Service: November, 2022 - May, 2024
  Responsibilities: Responsible for finance and admin

Other business experience in the past three years:

- Employer: Hejmo
  Title: CFO
  Dates of Service: March, 2018 - November, 2022
  Responsibilities: Responsible for finance & admin

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance

Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Class B Common Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Class B Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely

impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Risks Related to Corporate History
Potential investors should carefully consider the following risks related to the company's history: The technology and assets acquired by Lanefinder Holdings Inc. originate from a company that previously declared bankruptcy. While the assets were acquired free of liabilities from the bankruptcy estate, the failure of YouCruit AB may pose reputational risks and operational challenges. There is no guarantee that Lanefinder Holdings Inc. will successfully overcome the challenges that contributed to YouCruit AB's bankruptcy, including the scalability of the business model and the competitive nature of the recruitment market. The prior bankruptcy of YouCruit AB underscores the inherent risks associated with early-stage companies operating in rapidly evolving industries. Investors should evaluate these risks before making an investment decision.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
AB Grundstenen 175560 (Mats Holmbäck)	10,783,715	Class A Common Stock	20.04%

The Company's Securities

The Company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 8,233,333 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 56,000,000 with a total of 53,820,602 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Class A Common Stock.

Class B Common Stock

The amount of security authorized is 17,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

There are no material rights associated with Class B Common Stock.

What it means to be a minority holder

As a minority holder of Class B Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created

for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $1,200,000.00
  Number of Securities Sold: 52,938,602
  Use of proceeds: Funding of operations
  Date: December 31, 2024
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

<u>Revenue</u>

Revenue for fiscal year 2022 was 358,395 compared to 363,541 in fiscal year 2023.

<u>Cost of Sales</u>

Cost of Sales for fiscal year 2022 was $839,457 compared to $697,018 in fiscal year 2023.

The reduction in cost of sales is due to a new business model in 2023 as well as reduced performance marketing spend.

<u>Gross Margins</u>

Gross margins for fiscal year 2022 were $-481,099. compared to $-333,501 in fiscal year 2023.

The improved margin is due to the lower cost of sales.

<u>Expenses</u>

Expenses for fiscal year 2022 were $5,352,456 compared to $5,260,172 in fiscal year 2023.

The total other expense is consistent between the 2 years.

Corporate Structure & Financials Disclosure

Youcruit Group (Youcruit AB), a Swedish recruitment solutions provider established in 2012, expanded into the U.S. through Youcruit Group USA (Youcruit US Holdings Inc.), which served as the holding company for its U.S.-based entities. These included Youcruit LLC, Youcruit Merchant LLC, and Youcruit Insurance Solutions LLC (YIS).

In 2021, the group shifted its focus entirely to the trucking industry, leading to the creation of new entities, including Lanefinder Workforce Solutions LLC and Lanefinder Insurance Solutions (LIS).

As of May 31, 2024, the U.S.-based entities under Youcruit Group were:

● Youcruit US Holdings Inc.

● Youcruit LLC

● Youcruit Merchant LLC

● Youcruit Insurance Solutions LLC (YIS)

● Lanefinder Workforce Solutions LLC

● Lanefinder Insurance Solutions (LIS)

In June 2024, Youcruit AB was acquired by Lanefinder AB, triggering a reorganization. As a result, Youcruit US Holdings Inc. and its entities became part of Lanefinder AB. Following this transition, Youcruit LLC and Lanefinder Workforce Solutions LLC remained the only operational entities, while Youcruit Merchant LLC, Lanefinder Insurance Solutions (LIS), and Youcruit Insurance Solutions (YIS) were discontinued.

Lanefinder Workforce Solutions LLC operates as a recruitment platform specializing in the trucking industry, connecting trucking companies with qualified drivers, facilitating job postings, and streamlining the hiring process.

To support growth and attract investment, Lanefinder Holdings Inc. was incorporated on December 27, 2024, as a new holding company overseeing U.S.-based operations in the trucking industry. As of this restructuring, the U.S.-based entities under Lanefinder AB now include:

● Youcruit US Holdings Inc.

● Youcruit LLC

● Lanefinder Workforce Solutions LLC

● Lanefinder Holdings Inc.

Lanefinder Holdings Inc. now serves as the primary holding company for these U.S. operations, with Lanefinder Workforce Solutions LLC continuing to focus on truck driver recruitment.

Historical results and cash flows:

Historical Results & Cash Flows

The Company is currently in the growth stage and revenue-generating. However, it is important to note that historical revenue and expense figures are not directly indicative of the future trajectory due to a significant organizational transformation. Lanefinder began as a brand within a broader HR technology company that developed applicant tracking systems (ATS) for various industries across multiple countries. In 2019, the focus shifted to the trucking industry by building a trucking-specific ATS and launching Lanefinder as a job board to drive truck driver job applications to its ATS clients.

In mid-2024, the original parent company discontinued operations, and the Lanefinder brand—along with its trademarks, SEO, and other valuable assets—was acquired by a newly formed entity. This new company, led by the same co-founders and developers, is now exclusively focused on transforming Lanefinder into a cutting-edge driver-centric platform, powered by advanced Conversational AI technology that significantly surpasses the capabilities of the legacy job board model. Unlike the previous approach, which also involved developing ATS software for company users, the new Lanefinder Connect platform prioritizes creating a seamless and engaging experience for drivers, redefining how they connect with job opportunities.

The newly formed Lanefinder company benefits from an established user base of both drivers and companies, strong brand recognition, and a robust online presence—providing a solid foundation for accelerated growth. Due to these strategic changes, the historical financial data from the previous operations reflects a different structure and cost base that no longer applies. The current annualized cost base for 2024 has been significantly reduced to $2,472,000 (calculated as 12 times November 2024 costs). Additionally, substantial cost savings implemented during 2024 will stabilize operational expenses moving into 2025.

The Company is now launching Lanefinder Connect, a platform designed to drive substantial revenue and user growth. The primary goal is to achieve monthly cash flow positivity by June 2025. While past cash flows were primarily generated through sales and equity investments, Lanefinder's new operational model, streamlined cost base, and driver-first product focus represent a significant departure from previous operations. These changes position the Company for a more scalable and impactful future.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of January, 2025 the Company has capital resources available in the form of approximately $80,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support the working capital of the company.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, [90%] will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $124,000, we anticipate the Company will be able to operate for 2 months. This is based on a current monthly burn rate of $170k] for expenses related to salaries; R&D and business expenses). In the case of only minimum funding goal being met, Supplemental financing will be secured outside of StartEngine, among existing and outside investors.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate until cash flow positive is attained in June 2025. This is based on a projected monthly burn rate of $170k for expenses related to salaries; R&D and business expenses).

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including a separate capital raise as a fallback funding in case StartEngine raise is unsuccessful.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $8,073,090.30

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. Please see the Company Securities section for information on how any outstanding options, warrants or shares reserved for issuance under a stock plan may have been taken into account in the fully-diluted share calculation. The Company does not currently have any outstanding convertible securities.

Use of Proceeds

If we raise the Target Offering Amount of $123,999.90 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Start Engine Service Fees
  12.0%
  Start Engine Service Fees

- Research & Development
  10.0%
  We will use 10% of the funds raised for market and customer research, new product development and market testing.

- Working Capital

70.5%
We will use 70.5% of the funds for working capital to cover expenses for the initial launch, product expansion, etc. as well as ongoing day-to-day operations of the Company.

- StartEngine Reg CF Campaign Marketing
2.0%
We will use 2% of the funds to market the crowdfunding campaign.

If we raise the over allotment amount of $1,234,999.95, we plan to use these proceeds as follows:

- StartEngine Platform Fees
7.5%

- Research & Development
10.0%
We will use [10]% of the funds raised for market and customer research, new product development and market testing.

- Working Capital
82.5%
We will use [82.5]% of the funds for working capital to cover expenses for the initial launch, product expansion, etc. as well as ongoing day-to-day operations of the Company.

- StartEngine Reg CF Campaign Marketing
2.0%
We will use 2% of the funds to market the crowdfunding campaign.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://lanefinder.com (Lanefinder.com/investors).

Updates

Updates on the status of this Offering may be found at: www.startengine.com/lanefinder

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Lanefinder Holdings, Inc.

[See attached]



Lanefinder Holdings Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Inception to December 31, 2024

Table of Contents



RNB CAPITAL

Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Lanefinder Holdings Inc. Management

We have reviewed the accompanying financial statements of Lanefinder Holdings Inc. (the Company) which comprise the statement of financial position as of December 31, 2024 and the related statement of operations, statement of changes in shareholders' equity, and statement of cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Emphasis of Matter on a Predecessor Entity:
Youcruit AB was incorporated on January 31, 2012, in Sweden. Lanefinder AB as the successor entity serves as the Swedish parent company with Lanefinder Holdings Inc. "the Company", incorporated on December 27, 2024, in Delaware, being one of its U.S.-based subsidiaries. The Company is planning to conduct a Regulation CF crowdfunding campaign in 2025.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL

February 5, 2025

LANEFINDER HOLDINGS INC.
STATEMENT OF FINANCIAL POSITION

	As of December 31, 2024
ASSETS	
Current Asset:	
Cash & Cash Equivalents	-
Total Current Asset	-
TOTAL ASSETS	-
LIABILITIES AND EQUITY	
Current Liability:	
Accounts Payable	6,700
Total Current Liability	6,700
TOTAL LIABILITIES	6,700
EQUITY	
Common Stock	-
Retained Earnings	(6,700)
TOTAL EQUITY	(6,700)
TOTAL LIABILITIES AND EQUITY	-

See Accompanying Notes to these Unaudited Financial Statements

LANEFINDER HOLDINGS INC.
STATEMENT OF OPERATIONS

	Period Ended December 31, 2024
Sales	-
Cost of Goods Sold	-
Gross Profit	**-**
Operating Expenses	
General and Administrative	6,700
Total Operating Expenses	**6,700**
Earnings Before Income Tax, Depreciation and Amortization	**(6,700)**
Depreciation Expense	-
Net Loss	**(6,700)**

See Accompanying Notes to these Unaudited Financial Statements

LANEFINDER HOLDINGS INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount			
Beginning balance at 12/27/2024	-	-	-	-	-
Issuance of Common Stock	40,000,000	-	-	-	-
Additional Paid in Capital	-	-	-	-	-
Net loss	-	-	-	(6,700)	(6,700)
Ending balance at 12/31/2024	40,000,000	-	-	(6,700)	(6,700)

See Accompanying Notes to these Unaudited Financial Statements

LANEFINDER HOLDINGS INC.
STATEMENT OF CASH FLOWS

	Period Ended December 31, 2024
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	(6,700)
Adjustments to reconcile Net Loss to Net Cash used in operations:	
Increase in Accounts Payable	6,700
Total Adjustments to reconcile Net Loss to Net Cash used in operations:	6,700
Net Cash provided by (used in) Operating Activities	-
CASH FLOWS FROM AN INVESTING ACTIVITY	-
Fixed Assets	-
Net Cash used in an Investing Activity	-
CASH FLOWS FROM A FINANCING ACTIVITY	
Member's Contribution	-
Net Cash provided by a Financing Activity	-
Cash at the beginning of period	-
Net Cash increase (decrease) for period	-
Cash at end of period	-

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Youcruit Group (Youcruit AB), a Swedish recruitment solutions provider established in 2012, expanded into the U.S. through Youcruit Group USA (Youcruit US Holdings Inc.), which served as the holding company for its U.S.-based entities. These included Youcruit LLC, Youcruit Merchant LLC, and Youcruit Insurance Solutions LLC (YIS).

In 2021, the group shifted its focus entirely to the trucking industry, leading to the creation of new entities, including Lanefinder Workforce Solutions LLC and Lanefinder Insurance Solutions (LIS).

As of May 31, 2024, the U.S.-based entities under Youcruit Group were:

- Youcruit US Holdings Inc.
- Youcruit LLC
- Youcruit Merchant LLC
- Youcruit Insurance Solutions LLC (YIS)
- Lanefinder Workforce Solutions LLC
- Lanefinder Insurance Solutions (LIS)

In June 2024, Youcruit AB was acquired by Lanefinder AB, triggering a reorganization. As a result, Youcruit US Holdings Inc. and its entities became part of Lanefinder AB. Following this transition, Youcruit LLC and Lanefinder Workforce Solutions LLC remained the only operational entities, while Youcruit Merchant LLC, Lanefinder Insurance Solutions (LIS), and Youcruit Insurance Solutions (YIS) were discontinued.

Lanefinder Workforce Solutions LLC operates as a recruitment platform specializing in the trucking industry, connecting trucking companies with qualified drivers, facilitating job postings, and streamlining the hiring process.

To support growth and attract investment, Lanefinder Holdings Inc. was incorporated on December 27, 2024, as a new holding company overseeing U.S.-based operations in the trucking industry. As of this restructuring, the U.S.-based entities under Lanefinder AB now include:

- Youcruit US Holdings Inc.
- Youcruit LLC
- Lanefinder Workforce Solutions LLC
- Lanefinder Holdings Inc.

Lanefinder Holdings Inc. now serves as the primary holding company for these U.S. operations, with Lanefinder Workforce Solutions LLC continuing to focus on truck driver recruitment.

<u>Concentrations of Credit Risks</u>

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

<u>Substantial Doubt About the Entity's Ability to Continue as a Going Concern:</u>

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

<u>Use of Estimates and Assumptions</u>

 In preparing these unaudited financial statements in conformity with the U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

<u>Fair Value of Financial Instruments</u>

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company is expected to continue generating revenue by providing services to the U.S. trucking industry, as it oversees the U.S. entities engaged in this sector. Lanefinder Workforce Solutions LLC, one of these entities, will continue to generate revenue by offering a recruitment platform that helps trucking companies hire qualified truck drivers.

As new products and services are introduced by potential future entities, the Company will identify and analyze its performance obligations related to customer contracts once the first contract is signed.

General and Administrative Expense

General and administrative expenses consist of legal and other fees incurred as a result of the incorporation.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transaction requires disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company's debt as of December 31, 2024 pertains to trade payables. It has no short-term or long-term external loans, nor any other non-trade debts.

NOTE 6 – EQUITY

The Company has authorized a total of 73,000,000 shares of stock, each with a par value of $0.0001, consisting of: (i) 56,000,000 shares designated as "Class A Common Stock" and (ii) 17,000,000 shares designated as "Class B Common Stock." As of December 31, 2024, 40,000,000 shares of Class A Common Stock had been issued and were outstanding.

Voting: Each holder of Class A Common Stock is entitled to one vote per share. Except as otherwise required by law, shares of Class B Common Stock shall be non-voting.

Dividends: Holders of common stock are entitled to receive dividends when, and if, declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 5, 2025, the date these financial statements were available to be issued.

Additional 13,820,602 shares were issued in January 2025, raising the total number of issued and outstanding shares to 53,820,602.

On January 15, 2025, Lanefinder Holdings, Inc. became the parent company of Youcruit US Holdings, LLC, Youcruit LLC, Lanefinder Workforce Solutions, LLC, and Lanefinder AB.

Lanefinder AB
(the "Company")
a Swedish Corporation

Consolidated Financial Statements (unaudited) and Independent Accountant's Review Report

June to December 31, 2024

Table of Contents



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Lanefinder AB, Management

We have reviewed the accompanying financial statements of Lanefinder AB (the Company) which comprise the consolidated statement of financial position as of December 31, 2024 and the related consolidated statement of operations, consolidated statement of changes in shareholders' equity, and consolidated statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter on a Predecessor Entity:
Youcruit AB was incorporated on January 31, 2012, in Sweden. Lanefinder AB "the Company" as the successor entity serves as the Swedish parent company with Lanefinder Holdings Inc., incorporated on December 27, 2024, in Delaware, being one of its U.S.-based subsidiaries. Lanefinder Holdings Inc. is planning to conduct a Regulation CF crowdfunding campaign in 2025.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
February 5, 2025

LANEFINDER AB
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of December 31, 2024 (Post-acquisition)	As of May 31, 2024 (Pre-acquisition)
ASSETS		
Current Assets:		
Cash & Cash Equivalents	43,227	54,584
Accounts Receivables-net	4,411	4,411
Other Current Assets	58,851	322,435
Total Current Assets	106,489	381,430
Non-Current Assets:		
Intangible Assets-net	84,356	2,199,653
Fixed Assets-net	32,673	134,261
Other Non-Current Assets	6,550	19,086
Total Non-Current Assets	123,579	2,353,000
TOTAL ASSETS	230,068	2,734,430
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	17,324	112,783
Accrued Expenses	37,063	292,065
Bank Overdraft	-	577,678
Other Current Liabilities	140,956	1,305,740
Total Current Liabilities	195,343	2,288,266
Non-Current Liabilities:		
Convertible Loans	-	1,374,473
Loans Payable	-	412,650
Other Non-Current Liabilities	30,406	7,227
Total Non-Current Liabilities	30,406	1,794,350
TOTAL LIABILITIES	225,749	4,082,616
EQUITY		
Common Stock	4,000	365,196
Additional Paid-in Capital	2,031,743	24,349,026
Retained earnings (Deficit)	(2,031,424)	(26,062,408)
TOTAL EQUITY	4,319	(1,348,186)
TOTAL LIABILITIES AND EQUITY	230,068	2,734,430

See Accompanying Notes to these Unaudited Financial Statements

LANEFINDER AB
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31, 2024 (Post-acquisition)	Period Ended May 31, 2024 (Pre-acquisition)
Sales	540,502	267,944
Cost of Goods Sold	-	-
Gross Profit	540,502	267,944
Operating Expenses		
Advertising & Marketing	895	47,311
Payroll	1,088,679	1,021,142
General and Administrative	1,123,889	730,891
Total Operating Expenses	2,213,463	1,799,344
Total Loss from Operations	(1,672,961)	(1,531,400)
Other Income (Expense)		
Other Income	5,028	772,596
Interest Expense	(90,775)	(36,962)
Financing Expenses	(42,804)	(101,190)
Total Other Income (Expense)	(128,551)	634,444
Earnings Before Income Taxes, Depreciation and Amortization	(1,801,512)	(896,956)
Depreciation Expense	4,969	15,710
Amortization Expense	224,943	240,129
Net Loss	(2,031,424)	(1,152,795)

See Accompanying Notes to these Unaudited Financial Statements

LANEFINDER AB
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount			
Beginning balance at 1/1/24	-	-	-	-	-
Issuance of Common Stock	40,000,000	4,000	-	-	4,000
Additional Paid in Capital	-	-	2,031,743	-	2,031,743
Net loss	-	-	-	(2,031,424)	(2,031,424)
Ending balance at 12/31/24	40,000,000	4,000	2,031,743	(2,031,424)	4,319

See Accompanying Notes to these Unaudited Financial Statements

LANEFINDER AB
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2024 (Post-acquisition)	Period Ended May 31, 2024 (Pre-acquisition)
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	(2,031,424)	(1,152,795)
Adjustments to reconcile Net Loss to Net Cash provided by operations:		
Bad Debts Expense	15,000	-
Depreciation Expense	4,969	15,710
Amortization Expense	224,943	240,129
(Increase) Decrease in Accounts Receivable	(19,411)	6,729
(Increase) Decrease in Other Current Assets	(58,851)	(144,635)
Increase in Other Non-Current Assets	(6,550)	(11,500)
Increase (Decrease) in Accounts Payable	17,324	(20,476)
Increase in Accrued Expenses	37,063	(11,321)
Increase in Other Current Liabilities	140,956	713,131
Increase Other Non-Current Liabilities	30,406	(579,638)
Total Adjustments to reconcile Net Loss to Net Cash provided by operations	385,849	208,129
Net Cash used in Operating Activities	(1,645,575)	(944,666)
CASH FLOWS FROM INVESTING ACTIVITIES		
Intangible Assets	(309,299)	(234,440)
Fixed Assets	(37,642)	-
Net Cash used in Investing Activities	(346,941)	(234,440)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of Stocks	2,035,743	927,458
Net Cash provided by Financing Activities	2,035,743	927,458
Cash at the beginning of period	-	306,232
Net Cash increase (decrease) for period	43,227	(251,648)
Cash at end of period	43,227	54,584

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Youcruit Group (Youcruit AB), a Swedish recruitment solutions provider established in 2012, expanded into the U.S. through Youcruit Group USA (Youcruit US Holdings Inc.), which served as the holding company for its U.S.-based entities. These included Youcruit LLC, Youcruit Merchant LLC, and Youcruit Insurance Solutions LLC (YIS).

In 2021, the group shifted its focus entirely to the trucking industry, leading to the creation of new entities, including Lanefinder Workforce Solutions LLC and Lanefinder Insurance Solutions (LIS).

As of May 31, 2024, the U.S.-based entities under Youcruit Group were:

- Youcruit US Holdings Inc.
- Youcruit LLC
- Youcruit Merchant LLC
- Youcruit Insurance Solutions LLC (YIS)
- Lanefinder Workforce Solutions LLC
- Lanefinder Insurance Solutions (LIS)

In June 2024, Youcruit AB was acquired by Lanefinder AB, triggering a reorganization. As a result, Youcruit US Holdings Inc. and its entities became part of Lanefinder AB. Following this transition, Youcruit LLC and Lanefinder Workforce Solutions LLC remained the only operational entities, while Youcruit Merchant LLC, Lanefinder Insurance Solutions (LIS), and Youcruit Insurance Solutions (YIS) were discontinued.

Lanefinder Workforce Solutions LLC operates as a recruitment platform specializing in the trucking industry, connecting trucking companies with qualified drivers, facilitating job postings, and streamlining the hiring process.

To support growth and attract investment, Lanefinder Holdings Inc. was incorporated on December 27, 2024, as a new holding company overseeing U.S.-based operations in the trucking industry. As of this restructuring, the U.S.-based entities under Lanefinder AB now include:

- Youcruit US Holdings Inc.
- Youcruit LLC
- Lanefinder Workforce Solutions LLC
- Lanefinder Holdings Inc.

Lanefinder Holdings Inc. now serves as the primary holding company for these U.S. operations, with Lanefinder Workforce Solutions LLC continuing to focus on truck driver recruitment.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The financial statements of the Company include its foreign operations and its U.S.-based subsidiaries: Youcruit US Holdings Inc., Youcruit LLC, Lanefinder Workforce Solutions LLC, and Lanefinder Holding Inc. All significant intercompany transactions and balances have been eliminated in consolidation.

Basis of Consolidation – Foreign Operations.

All significant intercompany transactions are eliminated. Operations outside the United States are subject to risks inherent in operating under different legal systems, as well as various political and economic environments. These risks include changes in existing tax laws, potential limitations on foreign investment and income repatriation, government-imposed price or foreign exchange controls, and restrictions on currency exchange. The Company does not engage in hedging activities to mitigate its exposure to fluctuations in foreign currency exchange rates.

Since inception in June 2024, the Company as a foreign parent entity reported losses totaling $562,162. Net assets of the Company's foreign operations were $664,713 as of December 31, 2024.

Foreign Currency Translation

The functional currencies of the Company's foreign operations are the local currencies. The financial statements of the Company, as a foreign entity, have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date, while income statement amounts have been translated using the average exchange rate for the year. Accumulated net translation adjustments are reported separately in other comprehensive losses in the consolidated financial statements.

Foreign currency transaction gains (losses) resulting from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in other expenses in the accompanying consolidated statements of operations. There were no material foreign currency transaction gains or losses as of December 31, 2024.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024.

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $43,227 in cash and cash equivalents as of December 31, 2024.

Accounts Receivable
Trade receivables due from customers are uncollateralized customer obligations arising under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront; however, in certain cases where services are provided on credit, this results in a delay in payment and the recognition of receivables.

The Company estimates an allowance for doubtful accounts based on an evaluation of the current status of receivables, historical experience, and other relevant factors. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

As of December 31, 2024, accounts receivable total $4,411, net of the allowance for doubtful accounts.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment in 2024.

A summary of the Company's property and equipment as of December 31 is shown below.

Property Type	Useful Life in Years	December 31, 2024 (post-acquisition)	May 31, 2024 (pre-acquisition)
Equipment & Fixtures	5	37,642	258,071
Accumulated Depreciation		(4,969)	(123,810)
Totals		32,673	134,261

Capitalized Internal-Use Software Costs

The Company is required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 5 years. Summarized below are the Company's capitalized internal-use software costs:

Property Type	Useful Life in Years	December 31, 2024 (post-acquisition)	May 31, 2024 (pre-acquisition)
Computer Software	5	309,299	5,899,606
Accumulated Amortization		(224,943)	(3,699,953)
Totals		84,356	2,199,653

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company is expected to continue generating revenue by providing services to the U.S. trucking industry, as Lanefinder Workforce Solutions LLC, one of the entities it acquired, will continue to generate revenue by offering a recruitment platform that helps trucking companies hire qualified truck drivers. The Company generated revenues by connecting trucking companies with qualified drivers and providing related recruitment and support services. The Company's payments are generally collected at the time of service or initiation of services. The Company's primary performance obligation was to connect businesses with qualified candidates through its recruitment platform.

Revenue is recognized at the time the recruitment services are rendered, net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers upon settling the refund liability.

As new products and services are introduced by potential future entities, the Company will identify and analyze its performance obligations related to customer contracts once the first contract is signed.

Advertising and Marketing Costs

Advertising and marketing costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses are recognized as expenses as costs are incurred.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company's only current liabilities are trade payables, accrued expenses, and other operating-related payables. The Company has no external non-trade credit obligations to creditors or financial institutions as of December 31, 2024.

NOTE 6 – EQUITY

The Company has authorized a total of 160,000,000 shares of Class A Common Stock, each with a par value of $0.0001. As of December 31, 2024, 40,000,000 shares had been issued and were outstanding.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 5, 2025, the date these financial statements were available to be issued.

Additional 13,820,602 shares were issued in January 2025, raising the total number of issued and outstanding shares to 53,820,602.

Youcruit AB
(the "Company")
a Swedish Corporation

Consolidated Financial Statements (unaudited) and Independent Accountant's Review Report

Year Ended December 31, 2023

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Youcruit AB, Management

We have reviewed the accompanying financial statements of Youcruit AB (the Company) which comprise the consolidated statement of financial position as of December 31, 2023 and the related consolidated statement of operations, consolidated statement of changes in shareholders' equity, and consolidated statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Emphasis of Matter on a Successor Entity:
Youcruit AB (the "Company") was incorporated on January 31, 2012, in Sweden. Lanefinder AB, as the successor entity, serves as the Swedish parent company, with Lanefinder Holdings Inc., incorporated on December 27, 2024, in Delaware, being one of its U.S.-based subsidiaries. Lanefinder Holdings Inc. is planning to conduct a Regulation CF crowdfunding campaign in 2025.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
February 5, 2025

YOUCRUIT AB
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	As of December 31, 2023
ASSETS	
Current Assets:	
Cash & cash equivalents	306,232
Accounts Receivables-net	11,140
Other Current Assets	177,800
Total Current Assets	495,172
Non-Current Assets:	
Intangible Assets-net	2,205,342
Fixed Assets-net	149,971
Other Non-Current Assets	7,586
Total Non-Current Assets	2,362,899
TOTAL ASSETS	2,858,071
LIABILITIES AND EQUITY	
Current Liabilities:	
Accounts Payable	133,259
Accrued Expenses	303,386
Bank Overdraft	577,678
Other Current Liabilities	592,609
Total Current Liabilities	1,606,932
Non-Current Liabilities:	
Convertible Loans	1,374,473
Loans Payable	412,650
Other Non-Current Liabilities	586,865
Total Non-Current Liabilities	2,373,988
TOTAL LIABILITIES	3,980,920
EQUITY	
Common Stock	365,196
Additional Paid-in Capital	23,421,568
Retained earnings (Deficit)	(24,909,613)
TOTAL EQUITY	(1,122,849)
TOTAL LIABILITIES AND EQUITY	2,858,071

See Accompanying Notes to these Unaudited Financial Statements

YOUCRUIT AB
CONSOLIDATED STATEMENT OF OPERATIONS

	Year Ended December 31,
	2023
Sales	364,960
Cost of Goods Sold	-
Gross Profit	364,960
Operating Expenses	
Advertising & Marketing	866,138
Payroll	3,525,314
General and Administrative	1,084,193
Total Operating Expenses	5,475,645
Total Loss from Operations	(5,110,685)
Other Income (Expense)	
Other Income	2,313
Interest Expense	(75,519)
Financing Expenses	(147,183)
Total Other Income (Expense)	(220,389)
Earnings Before Income Taxes, Depreciation and Amortization	(5,331,074)
Depreciation Expense	45,590
Amortization Expense	659,274
Net Loss	(6,035,938)

See Accompanying Notes to these Unaudited Financial Statements

YOUCRUIT AB
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount			
Beginning balance at 1/1/22	36,519,644	365,196	22,603,742	(18,873,675)	4,095,263
Issuance of Common Stock	-	-	-	-	-
Additional Paid in Capital	-	-	817,826	-	817,826
Net loss	-	-	-	(6,035,938)	(6,035,938)
Ending balance at 12/31/23	36,519,644	365,196	23,421,568	(24,909,613)	(1,122,849)
Issuance of Common Stock	-	-	-	-	-
Additional Paid in Capital	-	-	927,458	-	927,458
Net loss	-	-	-	(1,152,795)	(1,152,795)
Ending balance at 05/31/2024	36,519,644	365,196	24,349,026	(26,062,408)	(1,348,186)

See Accompanying Notes to these Unaudited Financial Statements

YOUCRUIT AB
CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31, 2023
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	(6,035,938)
Adjustments to reconcile Net Loss to Net Cash provided by operations:	
Bad Debts Expense Adjustment	(43,845)
Depreciation Expense	45,590
Amortization Expense	659,274
Decrease in Accounts Receivable	35,535
Decrease in Other Current Assets	95,831
Increase in Other Non-Current Assets	(1,496)
Decrease in Accounts Payable	(4,557)
Increase in Accrued Expenses	(7,034)
Decrease in Other Current Liabilities	40,794
Other Non-Current Liabilities	586,865
Total Adjustments to reconcile Net Loss to Net Cash provided by operations:	1,406,957
Net Cash used in Operating Activities	(4,628,981)
CASH FLOWS FROM INVESTING ACTIVITIES	
Intangible Assets	(876,470)
Fixed Assets	(6,931)
Net Cash used in Investing Activities	(883,401)
CASH FLOWS FROM FINANCING ACTIVITIES	
Convertible Loans Proceeds	1,374,473
Bank Overdraft Proceeds	577,678
Loans Payable Proceeds	412,650
Issuance of Stocks	817,826
Net Cash provided by Financing Activities	3,182,627
Cash at the beginning of period	2,635,987
Net Cash decrease for period	(2,329,755)
Cash at end of period	306,232

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Youcruit Group (Youcruit AB), a Swedish recruitment solutions provider established in 2012, expanded into the U.S. through Youcruit Group USA (Youcruit US Holdings Inc.), which served as the holding company for its U.S.-based entities. These included Youcruit LLC, Youcruit Merchant LLC, and Youcruit Insurance Solutions LLC (YIS).

In 2021, the group shifted its focus entirely to the trucking industry, leading to the creation of new entities, including Lanefinder Workforce Solutions LLC and Lanefinder Insurance Solutions (LIS).

As of May 31, 2024, the U.S.-based entities under Youcruit Group were:

- Youcruit US Holdings Inc.
- Youcruit LLC
- Youcruit Merchant LLC
- Youcruit Insurance Solutions LLC (YIS)
- Lanefinder Workforce Solutions LLC
- Lanefinder Insurance Solutions (LIS)

In June 2024, Youcruit AB was acquired by Lanefinder AB, triggering a reorganization. As a result, Youcruit US Holdings Inc. and its entities became part of Lanefinder AB. Following this transition, Youcruit LLC and Lanefinder Workforce Solutions LLC remained the only operational entities, while Youcruit Merchant LLC, Lanefinder Insurance Solutions (LIS), and Youcruit Insurance Solutions (YIS) were discontinued.

Lanefinder Workforce Solutions LLC operates as a recruitment platform specializing in the trucking industry, connecting trucking companies with qualified drivers, facilitating job postings, and streamlining the hiring process.

To support growth and attract investment, Lanefinder Holdings Inc. was incorporated on December 27, 2024, as a new holding company overseeing U.S.-based operations in the trucking industry. As of this restructuring, the U.S.-based entities under Lanefinder AB now include:

- Youcruit US Holdings Inc.
- Youcruit LLC
- Lanefinder Workforce Solutions LLC
- Lanefinder Holdings Inc.

Lanefinder Holdings Inc. now serves as the primary holding company for these U.S. operations, with Lanefinder Workforce Solutions LLC continuing to focus on truck driver recruitment.

<u>Concentrations of Credit Risks</u>

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

<u>Substantial Doubt About the Entity's Ability to Continue as a Going Concern:</u>

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses every year since inception and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

<u>Basis of Consolidation</u>

The financial statements of the Company include its foreign operations and its U.S.-based subsidiaries: Youcruit US Holdings Inc., Youcruit LLC, Youcruit Merchant LLC, Youcruit Insurance Solutions LLC (YIS), Lanefinder Workforce Solutions LLC, and Lanefinder Insurance Solutions (LIS). All significant intercompany transactions and balances have been eliminated in consolidation.

<u>Basis of Consolidation – Foreign Operations.</u>

All significant intercompany transactions are eliminated. Operations outside the United States are subject to risks inherent in operating under different legal systems, as well as various political and economic environments. These risks include changes in existing tax laws, potential limitations on foreign investment and income repatriation, government-imposed price or foreign exchange controls, and restrictions on currency exchange. The Company does not engage in hedging activities to mitigate its exposure to fluctuations in foreign currency exchange rates.

In 2023, the Company, as a foreign parent entity, reported losses totaling $5,143,246. Net assets of the Company's foreign operations was at $724,657 as of December 31, 2023.

<u>Foreign Currency Translation</u>

The functional currencies of the Company's foreign operations are the local currencies. The financial statements of the Company, as a foreign entity, have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date, while income statement amounts have been translated using the average exchange rate for the year. Accumulated net translation adjustments are reported separately in other comprehensive losses in the consolidated financial statements.

Foreign currency transaction gains (losses) resulting from exchange rate fluctuations on transactions denominated in a currency other than the functional currency totaled approximately $10,670 and are included in other expenses in the accompanying consolidated statements of operations.

<u>Use of Estimates and Assumptions</u>

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

<u>Fair Value of Financial Instruments</u>

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023.

<u>Cash and Cash Equivalents</u>
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $306,232 in cash and cash equivalents as of December 31, 2023.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations arising under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront; however, in certain cases where services are provided on credit, this results in a delay in payment and the recognition of receivables.

The Company estimates an allowance for doubtful accounts based on an evaluation of the current status of receivables, historical experience, and other relevant factors. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

As of December 31, 2023, accounts receivable total $11,140, net of the allowance for doubtful accounts.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment in 2023.

A summary of the Company's property and equipment as of December 31 is shown below.

Property Type	Useful Life in Years	2023	Prior Year
Equipment & Fixtures	5	258,071	251,139
Accumulated Depreciation		(108,100)	(62,510)
Totals		149,971	188,629

Capitalized Internal-Use Software Costs

The Company is required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 5 years. Summarized below are the Company's capitalized internal-use software costs:

A summary of the Company's intangible assets as of December 31 is shown below.

Property Type	Useful Life in Years	2023	Prior Year
Computer Software	5	5,665,166	4,788,696
Accumulated Amortization		(3,459,824)	(2,800,549)
Totals		2,205,342	1,988,147

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

Prior to 2021, the Company generated revenues by providing recruitment solutions and developing technical solutions to manage recruiting across various industries through its platform. The Company's payments are generally collected at the time of service or initiation of services. The Company's primary performance obligation was to connect businesses with qualified candidates through its recruitment platform.

In 2021, when the Company shifted its focus entirely to the trucking industry, its revenue generation also transitioned to this sector through offerings such as insurance products and services, as well as connecting trucking companies with qualified truck drivers via its specialized recruitment platform.

The Company's primary performance obligation is the delivery of qualified truck driver candidates to trucking companies and related support services. Revenue is recognized at the time the recruitment services are rendered, net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers upon settling the refund liability.

Advertising and Marketing Costs

Advertising and marketing costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses are recognized as expenses as costs are incurred.

Equity Based Compensation

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

As of December 31, 2023, the Company has granted 1,087,072 options to its shareholders, which are non-vested and not yet exercisable until December 31, 2025.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes – The Company has entered into a convertible note agreement to fund its operations. The interest rate on the note is 8%. The amounts are repayable at the demand of the holder prior to conversion, with a maturity date of June 2024. The notes are convertible into shares of the Company's common stock at a 35% discount during a change of control or qualified financing event. As of December 31, 2023, the outstanding loan balance amounted to $1,374,473 exclusive of accrued interest of $80,908.

Loans – In April 2023, the Company entered into a loan agreement with Almi, a Swedish financial and credit company, for $412,650 at an interest rate of 8.12%, with a repayment period of 52 months. The outstanding balance of this loan was $412,650 as of December 31, 2023.

NOTE 6 – EQUITY

The Company has authorized a total of 50,000,000 shares of Class A Common Stock, each with a par value of $0.01. As of December 31, 2023, 36,519,644 shares had been issued and were outstanding.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 5, 2025, the date these financial statements were available to be issued.

The Company filed for bankruptcy at the end of May 2024 and was subsequently acquired by Lanefinder AB, which also purchased Youcruit US Holdings Inc., Youcruit LLC, and Lanefinder Workforce Solutions LLC.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



Add to Watchlist

GET A PIECE OF LANEFINDER

Revolutionizing Truck Driver Job Search and Carrier Hiring with AI

Lanefinder has already made an impact in the trucking industry, connecting over 200,000 drivers with carriers through its established job search platform, Lanefinder.com. With the launch of Lanefinder Connect, it's AI-powered Agent, we're providing new solutions in the $12.7B truck driver hiring and recruiting market, unlocking unparalleled opportunities in a market primed for disruption.

Show less

Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



Lanefinder
THE DRIVER-FIRST JOB PLATFORM POWERED BY AI
Personal AI Agent

Get Equity
$0.15 Per Share

MIN INVEST $349.95

VALUATION $8.07M

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

REASONS TO INVEST

Revolutionizing Job Search with AI - Lanefinder Connect is an AI-powered Agent, driver-first platform, aiming to transform how jobs are sourced, matched, and filled.

A Market Primed for Disruption - With 3.5 million drivers, a $12.7B truck driver hiring and recruiting market, and a staggering 90% annual turnover rate, the trucking industry demands innovative solutions. Lanefinder's AI-driven, driver-first approach positions us to set a new standard in truck driver recruitment leaving outdated job boards behind.

Existing Success and Scalability - Lanefinder has matched over 200,000 drivers with carriers, with 15,000 active users monthly and generating $30K in revenue monthly. With $1.2M raised since June 2024, we've set the foundation to revolutionize hiring at scale and transform the trucking industry.

This campaign may include forward-looking statements based on assumptions and current information. These statements are not guarantees of future performance and involve risks and uncertainties.

TEAM



Mats Erik Holmback • Chief Executive Officer & Director

Mats Holmback, Co-Founder and CEO of Lanefinder, combines a deep passion for unbreaking the trucking industry with extensive experience in HR tech and entrepreneurship. He leads the charge in revolutionizing job search by bringing transparency and innovation to seamlessly connect drivers and companies.

Read Less





Måns David Holmgren • Chief Financial Officer & Director

Experienced finance leader with 20+ years in CFO roles, strategy, and board work. Specializing in finance, strategy, and fund raising. Current CFO at Lanefinder. Expertise in audits, forecasting, M&A, and team development.

Read Less



THE PITCH

Lanefinder Connect is more than a job platform—it's a breakthrough in how drivers connect with companies and their peers. Drivers gain real insights from those already working at companies they're interested in and can connect with virtually any carrier in America that fits them best—in just seconds—all through a seamless, conversational AI experience.



DRIVER TO DRIVER INSIGHTS
AI Agent connecting you with real drivers
Anything else you're wondering about the company?
How much do their top 10% of drivers earn?
Another good question 😀 How about I connect you with a driver already working there?
Yes, please.
You got it.
John Hutchins
Truck Driver
Call
Chat

We're leading the next frontier of job search, replacing outdated job boards and ad-driven models with a success-based approach that truly works for drivers and carriers. Built alongside our community of drivers, Lanefinder Connect gives drivers a voice, fosters trust, and creates opportunities that transform recruitment in one of America's largest and most vital industries.



THE PROBLEM

The trucking industry is plagued by:

- **High driver turnover:** Over 90% annually, creating constant disruption.
- **Inefficient job boards:** Drivers spend days or weeks scrolling irrelevant ads, struggling to find jobs they're qualified for and employers they can trust.
- **Costly hiring processes:** Carriers face mounting hiring and recruiting costs from ineffective job boards, lengthy screenings, unqualified applications, and the need to replace drivers constantly—leaving trucks idle and revenue lost.

These inefficiencies cost the industry billions annually. A new solution is needed—one that builds trust, reduces churn, accelerates hiring, and works for all trucking companies, regardless of size or budget.

THE TRUCKING INDUSTRY'S RECRUITMENT CRISIS

 **90% Driver turnover rate**

Drivers struggle to find reliable companies

Companies face high costs from repetitive hiring

OUR SOLUTION

For Drivers:

- **A Personal AI Agent** that handles drivers' job search and connects them with carriers based on their qualifications and preferences.
- Drivers can connect with virtually any carrier in America within seconds—all through a seamless chat experience.
- **Community-driven insights**: Drivers access real, unfiltered feedback from peers already working at companies they're interested in. This builds trust and empowers smarter career decisions—relying on peers, not ads.

For Carriers:

- A **seamless platform** that connects carriers directly with pre-qualified drivers, reducing time wasted on unqualified applications.
- **Streamlines hiring**: Simplifies the process with tailored matches, accelerating time-to-hire and cutting costs.
- **Risk-free, success-based model**: Carriers only pay for results through Pay Per Hire.

Lanefinder Connect is designed to help streamline hiring processes, potentially reduce costs, and improve efficiency for carriers.

A DRIVER-FIRST REVOLUTION

Efficient, Transparent, Trusted


Community Driven Insights
Drivers verify companies directly


AI-Powered Matching
Instant, trusted results


Success Based Pricing for Carriers
Saves time and money

Revenue Model

Lanefinder generates revenue through a simple, success-based model: companies pay per hired driver. Unlike traditional job platforms that charge for visibility, our model aligns with both carrier and driver success, ensuring companies only pay for results. To ensure there are no hurdles to join, Lanefinder offers a free tier where companies can receive a limited number of applications monthly at no cost. The paid tier unlocks unlimited applications and hires—delivering a seamless, scalable, and risk-free Pay Per Hire solution.

THE MARKET & OUR TRACTION

The Market
The trucking industry is the backbone of the U.S. economy, generating $940 billion annually. Within this, the truck driver hiring and recruiting market is a $12.7 billion opportunity, driven by 90% annual driver turnover and the increasing demand for qualified drivers.

With **3.5 million drivers in the U.S.** and the industry's reliance on outdated, inefficient recruitment methods and outdated job boards, the market is ripe for disruption. Lanefinder Connect is positioned to drive this transformation, leveraging its AI-powered Agent approach.

Our Traction
Lanefinder has already made significant progress, demonstrating the need for a better solution:

- Over 200,000 drivers matched through our existing platform, Lanefinder.com.
- 15,000 active users monthly leveraging Lanefinder to find tailored opportunities.
- Generating $30,000 in monthly revenue through our success-based Pay Per Hire model.
- Backed by $1.2 million in funding, driving the creation and launch of Lanefinder Connect.
- Leveraging a strong established SEO presence, driving consistent organic traffic and user engagement—all without spending on marketing.

With Lanefinder Connect, we aim to transition this user base to the new platform, with the potential to drive traction and support scalability."

ADDITIONAL TRACTION HIGHLIGHTS

Extensive Reach

Lanefinder is amplified by partnerships with top industry influencers who collectively reach over 3 million drivers. Combined with the existing user base and strong SEO footprint, we are positioned to make a strong impact on the trucking recruitment market.

What Drivers and Carriers Are Saying

"Lanefinder is AMAZING! If ever I'm looking for another position, I WILL use them again!"

Lynette Young
Truck Driver

*These testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.

The Team
Our team brings together decades of expertise in technology, sales, and the trucking industry. This includes former truck drivers with firsthand knowledge of the challenges on the road, industry veterans

with hands-on experience in driver recruitment, and tech innovators specializing in AI-driven solutions ensuring a robust and scalable platform.

WHY INVEST

Lanefinder's fundraising on StartEngine is about more than raising capital—it's about building a community of investors, drivers, business owners, and supporters of the trucking industry to join the transformation that's reshaping the future of trucking.

Investing in Lanefinder means contributing to the evolution of truck driver job search and recruitment, redefining how drivers and companies connect in a $12.7 billion industry.

Our reach, reputation, and innovative platform provide the perfect foundation to lead the industry into a new era of search and connection.

We invite you to join the movement that's creating a smarter, more connected future for one of America's largest and most vital industries.



Lanefinder Holdings Inc., formed in 2024, was established to acquire and build upon the assets of YouCruit AB, a former HR Tech company specializing in job and applicant tracking software, including for the trucking sector. When YouCruit AB faced financial challenges that led to its bankruptcy in 2024, Lanefinder Holdings Inc. acquired its intellectual property, client relationships, user base, SEO foundation, and industry brand.

With these assets, Lanefinder has introduced Lanefinder Connect, an AI-agent powered platform designed to enhance job searching for drivers by delivering tailored opportunities and improving connections between drivers and carriers. By integrating AI technology into its platform, Lanefinder aims to provide innovative solutions within the U.S. trucking recruitment market. For additional details, please refer to our Form C.

ABOUT

HEADQUARTERS
412 East Madison, Suite 1200
Tampa, Florida 33602

WEBSITE
View Site ⧉

Lanefinder has already made an impact in the trucking industry, connecting over 200,000 drivers with carriers through its established job search platform, Lanefinder.com. With the launch of Lanefinder Connect, it's AI-powered Agent, we're providing new solutions in the $12.7B truck driver hiring and recruiting market, unlocking unparalleled opportunities in a market primed for disruption.

TERMS

Lanefinder

Overview

PRICE PER SHARE
$0.15

VALUATION
$8.07M

DEADLINE ⓘ
May. 7, 2025 at 6:59 AM UTC

FUNDING GOAL ⓘ
$124K - $1.23M

Breakdown

MIN INVESTMENT ⓘ
$349.95

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$1,234,999.95

SHARES OFFERED
Class B Common Stock

MIN NUMBER OF SHARES OFFERED
826,666

MAX NUMBER OF SHARES OFFERED
8,233,333

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→
Offering Memorandum	→
Financials	⌃

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$2,964,498	$2,858,071
Cash & Cash Equivalents	$97,811	$306,232
Accounts Receivable	$8,822	$11,140
Short-Term Debt	$2,483,609	$1,606,932
Long-Term Debt	$1,824,756	$2,373,988
Revenue & Sales	$808,446	$364,960

Costs of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$3,184,219	-$6,035,938

Risks ∧

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 5% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 10% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 10% bonus shares

Early Bird 4: Invest $25,000+ within the first 2 weeks | 15% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 20% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $500+ | Get an exclusive Lanefinder keychain and our monthly investors' newsletter.

Tier 2 Perk: Invest $1,000+ | Receive 2%

Tier 3 Perk: Invest $5,000+ | Receive 4% bonus shares and an invitation to our annual virtual roundtable with the CEO.

Tier 4 Perk: Invest $10,000+ | Receive 8% bonus shares

Tier 5 Perk: Invest $25,000+ | Receive 10% bonus shares and a personalized thank-you video from our team.

Tier 6 Perk: Invest $50,000+ | Receive 15% bonus shares and a VIP dinner with the Lanefinder executive team (travel and lodging not included)

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.*

The 10% StartEngine Venture Club Bonus

Lanefinder will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $.15 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $15. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus, the Loyalty Bonus, and the Audience Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

JOIN THE DISCUSSION



What's on your mind?

0/2500

Post



Ice breaker! What brought you to this investment?

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.



| SIGN UP | SUBMIT ORDER | FUNDS IN TRANSIT | FUNDS RECEIVED | FUNDS INVESTED |

WHY STARTENGINE?

 **REWARDS**
We want you to succeed and get the most out of your money by offering rewards and memberships!

 **SECURE**
Your info is your info. We take pride in keeping it that way!

 **DIVERSE INVESTMENTS**
Invest in over 200 start-ups and collectibles!

FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your

refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

More FAQs

















Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors
Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.